May 13, 2016

VIA EDGAR & EMAIL

drazane@sec.gov

Emily C. Drazan

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Emily C. Drazan
Staff Attorney

Re:	Appliqate Inc. - Request for Qualification
Offering Statement on Form 1-A
Filed April 1, 2016
File No. 024-10540

Dear Ms. Drazan:

In follow up to your telephone conversation with our legal counsel today, Appliqate, Inc (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

David Anderson, CEO

Appliqate, Inc

12465 SOUTH FORT STREET SUITE 240, DRAPER, UT 84020 ▪ (801) 203-3978 ▪ APPLIQATE.COM